

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2012

<u>Via E-Mail</u>
Jianping Kang
President and Chief Executive Officer
US-TH Energy Science & Technology Int'l, Inc.
699 Serramonte Blvd Ste 212
Daly City, CA 94015

   Re: **US-TH Energy Science & Technology Int'l, Inc.**
      Amendment No. 1 to Registration Statement on Form S-1
      Filed August 28, 2012
      File No. 333-181350

Dear Mr. Kang:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Cover Page</u>

1. We note your response to prior comment 3. Please also supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

<u>Prospectus Summary, page 5</u>

2. We note your response to prior comment 5; however, we remain concerned that the disclosure in your prospectus continues to suggest the kind of uncertainty ordinarily

associated with a blank check company. Please expand your analysis as to how you determined that you are not a blank check company as defined in Rule 419, addressing each of the factors identified in our prior comment. In this regard, we note that you continue to disclose conflicting proposed businesses throughout your prospectus, such as the description on page 5 compared to Note A of your financial statements. We also note your response to several of our prior comments that you have not yet entered into a joint venture agreement. Alternatively, please revise your prospectus to disclose that you are a blank check company, and provide your analysis as to how Rule 419 applies to the offering you are registering.

3.   We note your response to prior comment 7; however, it does not appear that you have revised your Summary to highlight your accumulated deficit and the going concern language in your audit report or to provide a brief description of your cooperation agreement filed as exhibit 99.2. Please revise accordingly. Also, where you discuss the planned joint venture or cooperation agreement here and throughout your filing, please revise to clarify, if true, that the joint venture has not yet been formed and that you have only entered into a cooperation agreement with your hopeful joint venture partner. Revise throughout the filing to ensure that the proposed joint venture is not characterized as an existing joint venture and that the other party to the cooperation agreement is not characterized as a joint venture partner.

4.   We note your response to prior comment 8. Please revise your document to state that you are currently a shell company as defined in Rule 405, or significantly expand your analysis to explain how you determined that you are not a shell company. In this regard, we note from your response that your operations to date have consisted of "travel and related expenses." Address your response to prior comment 10 that you will be mainly in the "set up and fund raising mode" for the next 12 months, as well as your response to several of our prior comments that you have not yet entered into a joint venture agreement, given your disclosure in your business section indicating that your primary operations relate to a joint venture agreement. Further, discuss your disclosure that you have no employees and the extent to which your assets consist of cash and cash equivalents.

Risk Factors, page 7

5.   Please expand your response to prior comment 13 to explain how you determined that none of your operations are conducted outside of the United States, addressing the nature of your business and the nature of the agreement filed as exhibit 99.2, the extent to which your assets are located outside of the United States, and why "considerable travel" to China is necessary, as indicated in your response. Further, to the extent that your directors and officers are not residents of the United States, please include a separately captioned risk factor regarding the difficulty investors may have in enforcing their legal rights under the United States securities laws.

Final approval from the Ministry of Commerce, page 8

6.   It does not appear that you have revised your disclosure in response to prior comment 11, and it is unclear from your response how you determined that revisions are not necessary. Please revise to add a separately captioned section or sections to address in detail the applicability of Chinese regulations to you and your business. Clarify the status of your compliance and set forth the remaining steps or hurdles required to comply to maintain compliance with the applicable rules. Address the legal requirements regarding your proposed joint venture's responsibility to perform its obligations and the specific PRC license requirements and labor laws, including the applicability of the labor laws to your subcontractor arrangements.

PRC regulations relating to mergers and acquisitions, page 14

7.   It does not appear that you have revised your disclosure in response to prior comment 16, and it is unclear from your response how you determined that revisions are not necessary. Please revise to describe in detail the specific applicability of the Chinese regulatory requirements to you and your proposed joint venture arrangement. Discuss the factors that would lead you or your affiliates to be considered a special purpose vehicle and why the "New M&A Rule" could apply to you, the factors that would lead you to be considered a "PRC 'resident enterprise,'" and the factors that would require registration with the State Administration of Foreign Exchange and the specific impact such determinations or requirements would have.

Use of Proceeds, page 19

8.   We note your response to prior comment 18 that you have revised your disclosure for consistency. However, we do not see where you have included the revised disclosure. Please revise the columnar heading entitled "September 30, 2011" to "December 31, 2011" so that your capitalization presentation agrees to the December 31, 2011 balance sheet presented on page F-4.

Market for Common Equity, page 20

9.   Please expand your disclosure to describe the trading restrictions set forth in Article VI section 8 of your bylaws filed as exhibit 3.2. Refer to Regulation S-K Item 202(a)(1).

Description of Business and Property, page 20

10.   Please substantially revise your disclosure to address each of the issues referenced in our prior comments 22 – 24. In your revised disclosure, discuss in detail the material terms of the agreement filed as exhibit 99.2, address the significance of the "joint-venture Cooperation Project" referenced in Article 5 of this agreement, explaining what this entity will do and the purpose for forming this entity, the date you entered into the

agreement, the obligations of the parties under the agreement and the current status of those obligations. Reconcile your disclosure here that you are a "16.5% partner in a Joint Venture" with the percentage included in Chapter V Article 11 of the agreement. Disclose the nature, size, and competitive position of the other party to the agreement, and provide us with documentation supporting the industry information you disclose.

Liquidity and Capital Resources, page 22

11.   We note your responses to prior comments 10, 14 and 28 with respect to your funding requirements for the next 12 months and your current financial resources. Please expand to state whether you have specific plans to conduct a debt or equity offering, and the timing of those plans. Where you indicate that funds may be available through related party loans, please state whether you have any arrangements or agreements in place to obtain funds from related parties, and describe the terms. If you do not have any current plans or arrangements, revise to state explicitly, and indicate the course of action that you propose to take to remedy any material deficiency in your liquidity. Also, expand your disclosure to describe and quantify your obligations under the cooperation agreement filed as exhibit 99.2. Clarify the specific date that you will be required to pay the $1 million capital contribution, the source of these funds, and the current status of the agreement, including whether you have met all of your funding requirements. Discuss the consequences if you do not meet your obligations under the agreement, such as the fees and termination rights set forth in Article 47.

Results of Operations for the Years Ended December 31, 2011 and 2010, page 22

12.   It does not appear that you have added the analysis as indicated in your response to prior comment 29. Please revise to discuss in more detail the nature of the general and administrative expenses that you incurred for each reporting period presented. Refer to the guidance in Item 303(a)(3) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 25

13.   Based on your response to prior comments 12 and 25, it appears that Integrated Creative Investment Consulting Group is a promoter as that term is defined in Rule 405 of the Securities Act. Please provide disclosure pursuant to Item 404(c) of Regulation S-K accordingly. Also expand your response to prior comment 25 by revising the appropriate sections of your document to describe the specific services this entity provides to you.

14.   Please revise your disclosure to provide the information required by Regulation S-K Item 404 with respect to the related party loans mentioned in your unaudited statements of cash flows.

Selling Stockholders, page 26

15.   Because you appear to be a shell company with nominal assets and nominal operations, the selling shareholders are considered underwriters in connection with the resale of their shares. Please revise here, on the prospectus cover page and in the prospectus summary to identify the selling shareholders as underwriters. Please also revise the selling shareholder section to disclose the information you provided in response to prior comment 32.

Audited Financial Statements, page F-1

Notes to Financial Statements, page F-8

16.   We note your response to prior comment 35. Revise your financial statements to explain the difference between a cooperation agreement and a joint venture agreement and how it impacts your accounting for the transactions. Also describe the material terms of the cooperation agreement and explain how you are accounting for it. Cite the accounting literature relied upon and how you are applying it to your situation. Clearly explain when the joint venture and/or cooperation agreement transactions were consummated, and who holds the remaining interests in the investment. Describe any relationships between your company and the other parties in this investment. Finally, disclose how you account or are going to account for any investments and transactions with the joint venture and/or cooperation agreement company. Include a discussion of your consideration of Topic 810 of the FASB Accounting Standards Codification and include the disclosures required by Topic 850 of the FASB Accounting Standards Codification.

Unaudited Financial Statements, page F-12

Balance Sheet, page F-13

17.   We note you have $1,301 of related party loans outstanding as of June 30, 2012. Please revise your filing to disclose the requirements of 850-10-50-1 of the FASB Accounting Standards Codification for these related party loans.

Exhibit 99.2

18.   We note your response to prior comment 41. Please file a complete English translation of the agreement, including the dates and identities of the signatories. Also, when you refile the agreement please ensure that it complies with the Edgar formatting requirements outlined in Regulation S-T.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tara Harkins at (202) 551-3289 or Lynn Dicker at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or Mary Beth Breslin at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Amanda Ravitz
Assistant Director

cc (via e-mail): Harold P. Gewerter, Esq.